Exhibit 17.1

May 21, 2012

Jerry Mikolajczyk

CEO, President and Director

Xun Energy

12518 N.E Airport Way

Suite 148 #156

Portland OR 97230

Dear Mr. Jerry Mikolajczyk,

This letter is to inform you that I must resign as a member of Xun Energy’s Board of Directors, effective immediately.

It has been my pleasure to serve on the board from September 1, 2011 to May 21, 2012. The company has recently moved in a direction that I am unable to support.  For this reason, I have no choice but to step down as a member of the board.

I wish the organization only the best for the future.

Sincerely,

By: /s/ Kevin Grapes

Kevin Grapes

cc: Wayne St. Cyr, Secretary/Executive Vice-President

      Peter Matousek, Vice President/Investor Relations

      Chris Cobb, Corporate Attorney